ASIA ENTERTAINMENT & RESOURCES LTD.

Unit 605 East Town Building
16 Fenwick Street
Wanchai, Hong Kong

October 8, 2012

Mr. David R. Humphrey

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
150 F Street, N.E.
Washington D.C. 20549

Re:	Asia Entertainment & Resources Ltd. Form 20-F for the fiscal year ended December 31, 2011 Filed March 16, 2012 File No. 001-34804

Dear Mr. Humphrey:

Asia Entertainment & Resources Ltd. (the “Company”) is in receipt of the Staff’s letter dated September 26, 2012 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2011.

Due to various factors, including that the Company’s offices were closed the week of October 1, 2012 in observance of the Chinese National Day holiday, we require additional time to respond to the Staff’s comments. We understand that we will have until October 17, 2012 to file a response.

Please feel free to contact our counsel Giovanni Caruso of Loeb & Loeb at (212) 407-4866 with any questions or concerns in this regard.

Sincerely,

/s/ Raymond Li
Raymond Li
Chief Financial Officer